SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated April 6, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                  Yes |X| No|_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date:  April 6, 2000                Mr. Gerry A. Racicot
                                    President

PRESS RELEASE
April 6, 2000
--------------------------------------------------------------------------------
                                     TSE:AXA
                                  OTC BB:ETIFF

           EIGER TECHNOLOGY FILES NASDAQ NATIONAL MARKET APPLICATION.

STRATFORD, ONTARIO, CANADA, APRIL 5, 2000-- Eiger Technology, Inc. (Eiger) (TSE:
AXA; OTC BB: ETIFF), a leading computer and Internet products manufacturer, has filed its application for listing on Nasdaq National Market.

Gerry Racicot, President of Eiger, said "This is an important step in the capital financing of the company. In Eiger's high growth environment we are very aware of the benefits of exposure in the Nasdaq Stock Market environment. It is arguably the best scenario for technology stocks, particularly those with aggressive growth and financing strategies."

The Nasdaq started in 1971 as the world's first electronic stock market and is now poised to become the world first truly global market. It is the fastest growing stock market in the United States and ranks second among world securities markets in terms of dollar volume.

Eiger is currently listed on the Toronto Stock Exchange with the trading symbol AXA and the OTC Bulletin Board (OTCBB) with the trading symbol ETIFF.

"Our application to Nasdaq is entirely subject to regulatory approval and the processes this entails," concluded Racicot.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE